

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

October 26, 2007

Mail Stop 4561

Willis B. Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 201
Boca Raton, FL 33432

Re: Peer Review Mediation and Arbitration, Inc.
Amendment No. 1 to Form 10-SB12(g)
Filed on July 2, 2007
File No. 0-52712

Dear Mr. Hale:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Development over the last 3 years, page 5

1. We reissue prior comment 8. Please discuss in greater detail the development of your company over the past three years, pursuant to Item 101(a) of Regulation S-B. We note, for example, your revised disclosure on page 8 about your current customer base, which is larger and more diverse than before. Please describe the process by which you achieved the larger and more diverse customer base.

State Licensing, page 6

2. Please disclose the reason that your Arkansas license has lapsed.

Competitive Position, page 8

3. We reissue prior comment 13. Please revise to disclose your competitive position among the businesses with whom you compete. We note your related risk factor on page 11: "We face industry competition from more established companies." Refer to Item 101(b)(4) of Regulation S-B

Dependence on Major Customer, page 8

4. We reissue prior comment 5. We note your revised disclosure that your recent sales were to a larger and more diverse customer base. Please discuss in greater detail your current customer base, including whether you are currently dependent on any customers. We note your related disclosure on page 14 that your Texas division IRI still depends greatly on one client.

Fee Structure, page 8

5. We note your revised disclosure in response to prior comment 7. However, please revise to clarify the fees that are associated with each service you provide. For example, we note that your fee chart contains fees for two of your services, which you discuss on page 6: "Medical Quality Reviews" and "Statutory Reviews." However, with respect to the other three fees listed in the fee chart, it is unclear with which services those fees are associated. To the extent fees are estimated and determined on a case-by-case basis, please feel free to state as such.

Year Ended December 31, 2006…, page 15

6. In your discussion of "Net Loss to Common Shareholders," please describe the "consolidation of expense areas."

Acquisitions, page 18

7.   We note your disclosure regarding your valuation of IRI; however, please revise to discuss the assets you acquired, as well as your business purpose for this acquisition.

8.   Please disclose the business purpose for your acquisition of $136,468 in marketable securities from an unrelated party, in exchange for a recorded payable to the unrelated party in the same amount.

Compensation Committee, page 21

9.   Please disclose whether you have any specific plans to form a compensation committee, and, if so, please disclose your expected timing. We note your supplemental response to prior comment 31, in which you reference your plans to have a compensation committee.

Executive Compensation, page 24

10.   We reissue prior comment 31. Even though no securities have been offered under this plan to date, please disclose the material terms of this plan.

Item 7 – Certain Relationships and Related Transactions, page 25

11.   We note your revised disclosure pursuant to prior comment 33. We note that you have disclosed your business purpose for the exchange of Merge Media Common stock in exchange for PRMA's Series II Preferred shares. However, in addition, please disclose your business purpose for the conversion of the shares owned by Merge Media that were distributed to Merge Media Shareholders. In this regard, we note that Merge Media requested the transaction; however, your business purpose in granting that request remains unclear.

Item 4. Recent Sales of Unregistered Securities, page 30

12.   Please state the exemption you are relying upon in connection with both the issuance of the Series I Convertible Preferred stock, as well as the 25,000 restricted Common shares that were issued as consideration for the cancellation of the Series I shares. Please also state the facts relied upon to make the exemption available, including the number of individuals to whom you distributed these shares.

13.   Please disclose in this section the issuance of the restricted common shares to Merge Media, as well as the Convertible Preferred shares to Merge Media shareholders.   Please also state the exemption you are relying upon, as well as the facts relied upon to make the exemption available. In the case of the Convertible Preferred shares to the Merge Media shareholders, please tell us the number of shareholders to whom you distributed these shares

14.   Please disclose in this section the issuance of the Purchase Options, which you discuss on page 28. Please disclose the exemption you are relying upon, as well as the facts relied upon to make the exemption available. We note that your disclosure on page 28 does not discuss the counterparty to the transaction(s) or the consideration you received for all option grants.

15.   Please disclose in this section the issuance of the 75,000 shares, which were issued in connection with the acquisition of IRI. Please disclose the exemption you are relying upon, as well as the facts relied upon to make the exemption available.

Consolidated Statements of Income and Comprehensive Income, page F-5

16.   Based on your disclosure on pages 14 and 15 of expenses classified under the line item Selling, general and administrative, it appears certain expenses should be broken out separately on your statements of income. For example, it appears that amounts paid to physicians who perform the actual reviews would be a cost of revenues. Revisions should not be limited to the above example. Refer to Article 5-03 of Regulation S-X.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-10

17.   You disclose that your revenues to date have been earned primarily from consulting fees for arranging medical expert insurance case review. Please tell us whether you are recognizing revenues on a gross or a net basis, and explain for us in greater detail how the entire process works in a typical engagement where you arrange a medical expert insurance case review. Refer to EITF 99-19.

Products and services, geographic areas and major customers, page F-10

18.   It appears from your discussion of revenues on page 17 that all revenues to date have been earned from arranging medical expert reviews for the state of Texas, yet you disclose on page F-11 that sales during 2006 and the first half of 2007 were to a larger and more diverse customer base. Please reconcile this apparent discrepancy, and if any one customer accounted for 10% of more of your revenue for the year ended December 31, 2006, or the six months ended June 30, 2007, disclose that amount separately in the notes to your financial statements, and disclose the name of the customer in Item 1.Description of Business.

Note 5. Acquisition, page F-13

19.   We reissue our prior comment 44. Please tell us how you determined the cost of the acquired entity, Independent Review, Inc. Tell us whether you considered valuing your

shares based on past sales to third parties, or whether you considered obtaining an independent appraisal of the consideration received or given. It appears unlikely that you would issue 75,000 of your common shares for net assets, including goodwill, with a fair value less than zero. Refer to paragraphs 20-23 of SFAS 141.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: <u>Via Facsimile</u>
        Robert Brooks